   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                AFFYMETRIX, INC.
             (Exact Name Of Registrant As Specified In Its Charter)
                         ------------------------------

                        DELAWARE                                                 77-0319159
            (State or Other Jurisdiction of                                   (I.R.S. Employer
             Incorporation or Organization)                                 Identification No.)

                            3380 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 731-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               VERN NORVIEL, ESQ.
               SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
                                AFFYMETRIX, INC.
                            3380 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 731-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                    COPY TO:

                            STANLEY F. FARRAR, ESQ.
                              SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                                   SUITE 2100
                       LOS ANGELES, CALIFORNIA 90067-1725
                                 (310) 712-6600
                         ------------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                           AMOUNT TO BE        AGGREGATE PRICE    AGGREGATE OFFERING      AMOUNT OF
 TITLE OF SECURITIES TO BE REGISTERED       REGISTERED            PER UNIT               PRICE         REGISTRATION FEE
5% Convertible Subordinated Notes Due
  2006................................     $150,000,000          100%(1)(2)         $150,000,000(1)       $39,600
Common Stock, $0.01 par value.........  1,219,515 shares(3)         --(4)                --(4)             --(4)

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(i) of the Securities Act of 1933.
(2) Exclusive of accrued interest and distributions, if any.
(3) This number represents the number of shares of common stock that are initially issuable upon conversion of the 5% Convertible Subordinated Notes Due 2006 registered hereby. For purposes of estimating the number of shares of common stock to be registered, Affymetrix calculated the number of shares issuable upon conversion of the notes based on a conversion rate of 8.1301 shares per $1,000 principal amount of notes. In addition, the number of shares set forth in the table to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.
(4) No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               SUBJECT TO COMPLETION   -  DATED DECEMBER 10, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

P R O S P E C T U S

                                AFFYMETRIX, INC.

                                  $150,000,000

                 5% CONVERTIBLE SUBORDINATED NOTES DUE 2006 AND

                   1,219,515 SHARES OF COMMON STOCK ISSUABLE
                          UPON CONVERSION OF THE NOTES
                               ------------------

    This prospectus relates to the 5% Convertible Subordinated Notes Due 2006 of Affymetrix, Inc., a Delaware corporation, held by certain security holders who may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

    We will pay interest on the notes on October 1 and April 1 of each year, commencing on April 1, 2000.

    The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $123.00 per share, which is equivalent to a conversion rate of 8.1301 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment under the terms of the notes. The notes are general, unsecured obligations that are subordinated to all existing and future senior indebtedness.

    We may redeem the notes on or after October 7, 2002. Holders of the notes may require us to repurchase the notes upon a Change in Control, except that this repurchase right does not apply to transactions in which at least 90% of the consideration consists of common stock and in certain other circumstances. At our option, we may repurchase the notes for cash or common stock. See "Description of Notes--Certain Rights to Require Purchase of Notes Upon a Change In Control."

    Our common stock is listed on the Nasdaq National Market under the symbol "AFFX." The last reported sale price of our common stock on the Nasdaq National Market on December 9, 1999 was $106.44 per share. The notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

    INVESTING IN OUR COMMON STOCK OR OUR NOTES INVOLVES RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

               The date of this prospectus is             , 1999.

                               TABLE OF CONTENTS

SUMMARY.....................................................    3
RISK FACTORS................................................    4
FORWARD-LOOKING STATEMENTS..................................   17
WHERE YOU CAN FIND MORE INFORMATION.........................   17
INCORPORATION BY REFERENCE..................................   17
USE OF PROCEEDS.............................................   19
RATIO OF EARNINGS TO FIXED CHARGES..........................   19
DESCRIPTION OF NOTES........................................   20
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.....   34
SELLING SECURITY HOLDERS....................................   39
PLAN OF DISTRIBUTION........................................   41
VALIDITY OF THE SECURITIES..................................   42
EXPERTS.....................................................   42

                            ------------------------

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                            ------------------------

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH IN THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS." UNLESS INDICATED OTHERWISE, REFERENCES TO "AFFYMETRIX" OR TO THE "COMPANY" OR TO "WE" OR "US" REFER TO AFFYMETRIX, INC.

                                AFFYMETRIX, INC.

    Affymetrix is recognized as one of the worldwide leaders in developing and commercializing high-quality DNA chip probe array technology and systems. We have developed and presently market GeneChip-Registered Trademark- systems, our proprietary probe array platform, which is used for acquiring, analyzing and managing complex genetic information to facilitate and improve the understanding, diagnosis, monitoring and treatment of disease.

    Our GeneChip system consists of disposable DNA probe arrays containing gene sequences on a glass chip, reagents for use with the probe arrays, a scanner and other instruments that process the arrays and software that analyzes and manages genetic information from probe arrays. Commercial sales of our GeneChip system began in April 1996, and we currently sell our products to pharmaceutical and biotechnology companies, academic research centers and clinical reference laboratories.

                            ------------------------

    We are a Delaware corporation. Our headquarters are located at 3380 Central Expressway, Santa Clara, California 95051. Our telephone number is
(408) 731-5000, and our e-mail address is INFO@AFFYMETRIX.COM. We also maintain an Internet home page at affymetrix.com. Information contained on our home page is not part of this prospectus.

                                  RISK FACTORS
                          RISKS RELATING TO THE NOTES

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW.

    Affymetrix has substantial amounts of outstanding indebtedness, primarily the notes. As a result of this indebtedness, Affymetrix' principal and interest payment obligations will increase substantially. There is the possibility that Affymetrix may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of its indebtedness when due. Affymetrix also expects to add additional equipment loans and lease lines to finance capital expenditures and may obtain additional long term debt, working capital lines of credit and lease lines. There can be no assurance that any financing arrangements will be available.

    Affymetrix' substantial leverage could have significant negative consequences, including:

    - increasing Affymetrix' vulnerability to general adverse economic and industry conditions;

    - limiting Affymetrix' ability to obtain additional financing;

    - requiring the dedication of a substantial portion of Affymetrix' expected cash flow from operations to service its indebtedness, thereby reducing the amount of Affymetrix' expected cash flow available for other purposes, including working capital and capital expenditures;

    - limiting Affymetrix' flexibility in planning for, or reacting to, changes in its business and the industry in which it competes; or

    - placing Affymetrix at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

THE NOTES ARE SUBORDINATED TO ALL OTHER SENIOR DEBT.

    The notes are unsecured and subordinated in right of payment to all of Affymetrix' existing and future senior indebtedness, as defined in the indenture, dated as of September 22, 1999. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, as defined below and in specific other events, Affymetrix' assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the liabilities, including trade payables, of Affymetrix' subsidiary. The indenture does not prohibit or limit the incurrence of senior indebtedness or the incurrence of other indebtedness and other liabilities by Affymetrix or its subsidiary. The incurrence of additional indebtedness and other liabilities by Affymetrix or its subsidiary could adversely affect Affymetrix' ability to pay obligations on the notes. As of September 30, 1999, Affymetrix had approximately $327,000 of indebtedness outstanding that would have constituted senior indebtedness. As of September 30, 1999, Affymetrix' subsidiary had no material indebtedness or other liabilities. Affymetrix anticipates that from time to time it will incur additional indebtedness, including senior indebtedness.

WE MAY BE UNABLE TO REPURCHASE THE NOTES.

    At maturity, the entire outstanding principal amount of the notes will become due and payable by Affymetrix. In addition, in the event of a Change in Control, each holder of notes will have the right, at the holder's option, to require Affymetrix to purchase all or any part of such holder's notes. Affymetrix cannot assure you that it will have sufficient financial resources or will be able to arrange financing to pay the principal amount or the purchase price of such notes.

    Under the terms of the indenture, we may elect, if we meet certain conditions, to pay the purchase price with shares of common stock; such payment in common stock would have a dilutive effect on holders of our common stock and could cause the market price of our common stock to decline.

    Our ability to purchase the notes in the event of a Change in Control, whether in cash or in common stock, may be limited by law, the indenture and the terms of other agreements relating to borrowings that constitute senior indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended at any time or from time to time. Affymetrix may be required to refinance its senior indebtedness in order to make any such payment. Affymetrix may not have the financial ability to purchase the notes in the event payment of its senior indebtedness is accelerated.

    The term "Change in Control" is limited to certain specified transactions and may not include other events that might adversely affect Affymetrix' financial condition or result in a downgrade of the credit rating of the notes, nor would the requirement that Affymetrix offer to purchase the notes upon a Change in Control necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. The term "Change in Control" does not apply to transactions in which 90% of the consideration paid for Affymetrix' common stock in a merger or similar transactions consists of common stock and in certain other circumstances where Affymetrix' common stock is trading at a premium over its conversion price. See "Description of Notes--Certain Rights to Require Purchase of Notes Upon a Change in Control."

THERE IS NO PUBLIC MARKET FOR THE NOTES AND THERE ARE RESTRICTIONS ON RESALE OF THE NOTES.

    The notes are currently eligible to trade on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL-SM-) Market of the Nasdaq Stock Market. Although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market making activities at any time without notice. Consequently, we cannot ensure that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

                 RISKS RELATING TO AFFYMETRIX AND ITS BUSINESS

BECAUSE AFFYMETRIX COMMON STOCK IS EXTREMELY VOLATILE AND DIFFICULT TO PREDICT, BASED IN PART UPON THE VARIABILITY IN AFFYMETRIX' QUARTERLY RESULTS OF OPERATIONS, THE MARKET VALUE OF YOUR AFFYMETRIX COMMON STOCK WILL FLUCTUATE SIGNIFICANTLY AND MAY DECREASE.

    Recently, the stock market and the trading price for Affymetrix common stock have experienced price fluctuations. Market fluctuations may reduce the market price of Affymetrix common stock. As a result of any one of the following factors, some of which are beyond Affymetrix' control, the market value of the Affymetrix common stock you receive as a result of the merger may be significantly less than the market value of Affymetrix common stock today:

    - quarterly variations in Affymetrix' operating results;

    - the sale by Affymetrix' principal stockholder, Glaxo Wellcome, plc and its affiliates, of all or a portion of their 31% interest;

    - the simultaneous sale by a significant number of former Genetic MicroSystems stockholders of Affymetrix common stock shortly after the merger of Affymetrix and Genetic MicroSystems;

    - announcements of new commercial products and initiatives either by Affymetrix or its collaborative partners or competitors;

    - developments in litigation initiated against Affymetrix or by Affymetrix;

    - developments concerning proprietary rights;

    - technological innovations by Affymetrix and its competitors;

    - new collaborative agreements;

    - announcements of Affymetrix' results of research activities;

    - changes in patent laws;

    - changes in government regulation or new regulatory actions; and

    - fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology and biotechnology sectors.

    One important reason for Affymetrix' volatile stock price is the volatility in its quarterly results of operations, which may fluctuate significantly period-to-period. These fluctuations depend on a number of factors, including:

    - the volume and timing of orders for GeneChip products;

    - the timing of probe array, instrument and software shipments and installations;

    - Affymetrix' manufacturing capabilities;

    - variations in product yields and gross margins;

    - variations in revenue recognized under Affymetrix' supply and collaborative agreements, including license fees, product sales, design fees, milestones, royalties and other contract revenues;

    - Affymetrix' mix of products sold;

    - the timing of new product introductions by Affymetrix;

    - variations in expenses incurred in connection with the operations of Affymetrix' business, including legal fees, manufacturing facility start-up costs and capital expenditures;

    - the delay by customers of fourth quarter 1999 orders until after January 1, 2000;

    - the introduction of new products by Affymetrix' competitors;

    - the cost and availability of licenses to third-party intellectual property associated with Affymetrix' products;

    - market acceptance of the GeneChip products and other potential products;

    - the cost, quality and availability of reagents and components required to manufacture or use Affymetrix' products;

    - the price and terms under which Affymetrix is able to license its intellectual property to others;

    - changes in commercial and government funding of research using Affymetrix' products;

    - regulatory actions; and

    - third-party reimbursement policies.

    Although Affymetrix believes that period-to-period comparisons of Affymetrix' results of operations are not a good indication of Affymetrix' future performance, it is likely that in some future quarter or quarters, Affymetrix' operating results will be below the expectations of public market analysts or investors and the market price of Affymetrix common stock may fall significantly.

BECAUSE AFFYMETRIX HAS A LIMITED OPERATING HISTORY AND IS IN THE EARLY STAGES OF DEVELOPMENT OF COMMERCIAL USES FOR ITS TECHNOLOGY, AFFYMETRIX CANNOT ASSURE YOU THAT IT WILL EVENTUALLY DEVELOP A COMMERCIALLY SUCCESSFUL PRODUCT.

    For the most part, Affymetrix' technologies are still in the early stages of development, and Affymetrix has just begun to incorporate its technologies into commercial products. Affymetrix needs to make significant investments to ensure Affymetrix' products perform correctly and are cost-effective as well as to obtain additional regulatory approvals to sell its product for purposes other than research use. Even if Affymetrix develops its products for commercial use and obtains all necessary regulatory approvals, it may not be able to develop products that:

    - are accepted by the research, diagnostic or other marketplaces;

    - are accurate and effective;

    - meet applicable regulatory standards in a timely manner;

    - are protected from competition by others;

    - do not infringe the intellectual proprietary rights of others;

    - can be manufactured in sufficient quantities or at a reasonable cost; or

    - can be marketed successfully.

UNLESS AFFYMETRIX DECREASES VARIABILITY IN ITS MANUFACTURING YIELDS, INCREASES ITS MANUFACTURING CAPACITY AND RESOLVES ITS OTHER MANUFACTURING PROBLEMS, IT MAY BE UNABLE TO MANUFACTURE PRODUCTS CONSISTENTLY ON A TIMELY BASIS THAT MEET CUSTOMER PERFORMANCE EXPECTATIONS, WHICH COULD HARM ITS RELATIONSHIP WITH ITS CUSTOMERS AND CAUSE DEMAND FOR ITS PRODUCTS TO DECLINE AND HARM ITS FINANCIAL PERFORMANCE.

    Affymetrix is currently manufacturing limited quantities of probe arrays for internal and collaborative purposes and for sale to the research market in two manufacturing facilities, one located in Sunnyvale, California and the other in West Sacramento, California. The actual number of probe arrays Affymetrix is able to sell or use depends on the utilization of the production capacity at these facilities, the yield of probe arrays that pass quality control testing and the number of probe arrays manufactured on each probe array wafer. Portions of the production capacity at these facilities are also limited to only some types of probe arrays. Affymetrix has experienced and continues to experience significant variability in the manufacturing yield of its GeneChip products which has reduced, and is expected to continue to reduce, its gross margins and revenues. Affymetrix has also experienced, and anticipates that it will continue to experience, difficulties in meeting anticipated customer, collaborator and internal demand for some of its probe array products. Affymetrix' inability to deliver products in a timely manner could seriously harm its relationship with its customers, delay introduction of new products and cause demand for its products to decline.

    Because Affymetrix has a limited manufacturing history, it does not fully understand all of the factors that affect its manufacturing processes, which may not easily allow for production in larger volumes. As a result, manufacturing and quality control problems have arisen and Affymetrix expects them to continue to arise as Affymetrix attempts to increase the production rate at its manufacturing facilities. Affymetrix may not be able to increase production rates at these facilities in a timely and cost-effective manner or at commercially reasonable cost.

    Moreover, the Sunnyvale, California manufacturing facility is located in an earthquake-prone area, and the West Sacramento facility is susceptible to flooding. Although Affymetrix has two manufacturing facilities, which Affymetrix expects will mitigate risk when the West Sacramento facility becomes fully operational and capacity is increased at that facility, Affymetrix could be unable to manufacture products for sale or its capacity could be significantly decreased if one of these facilities is damaged until that damaged facility is replaced or restored to operation.

BECAUSE AFFYMETRIX' QUALITY CONTROL PROCEDURES MAY NOT BE FULLY DEVELOPED TO ENSURE PROPER PERFORMANCE OF ITS PRODUCTS, AFFYMETRIX' CUSTOMERS MAY RECEIVE UNDERPERFORMING PRODUCTS AND MAY DECIDE TO SWITCH TO A NEW SUPPLIER.

    The GeneChip products are produced in an innovative and complicated manufacturing process. Unlike semiconductor companies, Affymetrix can test only a portion of the products it produces due to the unique nature of its products. It is possible that Affymetrix may not identify a probe array that does not meet all of Affymetrix' performance specifications before it is shipped. Further, after the probe arrays are shipped, a customer may test only selected probes. Due to the complexity and limited operating history of these products, Affymetrix and its customers have experienced technical problems and anticipate that additional technical problems will occur and be discovered as more GeneChip systems are placed into operation. If Affymetrix is unable to deliver products consistently to its customers that meet their performance expectations, demand for Affymetrix' products will decline.

IF AFFYMETRIX FAILS TO OBTAIN, ENFORCE, DEFEND OR MAINTAIN ITS INTELLECTUAL PROPERTY RIGHTS, OR IF IT NEEDS A LICENSE TO INTELLECTUAL PROPERTY TO CONTINUE ITS BUSINESS, ITS BUSINESS MAY BE IRREPARABLY HARMED.

    Affymetrix is involved in significant litigation in which third parties assert that Affymetrix is infringing their intellectual property. In addition, other parties have patents that Affymetrix believes may be asserted against Affymetrix.

    If Affymetrix, its partners or its customers must obtain a license to continue to manufacture, market or use its current or future products and processes, Affymetrix, its partners or its customers may not be able to obtain that license on commercially acceptable terms, if at all. For example, if Hyseq or Oxford Gene Technology were successful in their lawsuits against Affymetrix, Affymetrix believes neither company would grant Affymetrix a license on commercially reasonable terms, if at all. Affymetrix may also have to negotiate a license with third parties, either because it believes it may be infringing another party's intellectual property or because it wishes to expand its product line using another party's technology. Affymetrix may not be able to obtain these licenses on commercially acceptable terms, if at all.

    Affymetrix' failure to enforce successfully its intellectual property rights would remove a legal obstacle to competitors in designing probe array systems with similar competitive advantages to Affymetrix' GeneChip technology. Affymetrix is currently involved in significant litigation and/or oppositions with Hyseq, Oxford Gene Technology, Incyte, Synteni, Multilyte and ProtoGene concerning Affymetrix' intellectual property which consume and will continue to consume substantial financial and managerial resources. Further, because of the substantial amount of discovery required in connection with any litigation, there is a risk that disclosure could compromise confidential information. In addition, patent law relating to the scope of claims in Affymetrix' technology fields is still evolving and the extent of future protection for Affymetrix' proprietary rights is uncertain.

    The patent positions of pharmaceutical and biotechnology companies are generally uncertain and involve complex legal and factual questions. Affymetrix believes that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights. As a result, Affymetrix cannot guarantee:

    - that any of Affymetrix' pending patent applications will result in issued patents;

    - that Affymetrix will develop additional technologies that are patentable;

    - that any patents issued to Affymetrix or its strategic partners will provide a basis for commercially viable products;

    - that third parties will not challenge any patents issued to Affymetrix or its strategic partners;

    - that any patents issued to Affymetrix or its strategic partners will not be challenged by third parties; or

    - that the patents of others will not have a negative impact on Affymetrix' ability to do business.

    Others may independently develop similar or alternative technologies, duplicate any of Affymetrix' technologies, or design around or invalidate Affymetrix' patented technologies. In addition, Affymetrix has incurred and expects to continue to incur substantial costs to bring litigation and to defend against the patent suits brought by third parties. Administrative proceedings, such as oppositions or interferences, in both the United States Patent Office or any foreign patent office could also substantially reduce the scope of Affymetrix' patent protection as well as result in the expenditure of substantial funds in legal fees.

BECAUSE THE MARKETS IN WHICH AFFYMETRIX OPERATES ARE HIGHLY COMPETITIVE AND RAPIDLY CHANGING, AFFYMETRIX MUST CONTINUE TO DEVELOP AND INTRODUCE NEW PRODUCTS TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

    Affymetrix competes in markets that are new, intensely competitive, highly fragmented and rapidly changing. Affymetrix has experienced and expects to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

    A large number of publicly traded and privately held companies, including Applied Biosystems division of Perkin-Elmer, Amersham Pharmacia Biotech, CuraGen, Gene Logic, General Scanning, Corning, Genome Solutions,
Hewlett-Packard, Hitachi, Incyte/Synteni, Illumina, Lynx and Motorola, also are developing or have developed DNA probe based tests or other products and services, some of which may be competitive with Affymetrix' products.

    The failure of Affymetrix to develop the enhancements to its technology or manufacturing equipment necessary to compete successfully with newly emerging technologies, or to develop products based on these technologies, will harm Affymetrix' business.

    Currently, Affymetrix' principal competition comes from existing DNA probe array and other technologies that are used to perform many of the same functions for which Affymetrix markets its GeneChip products. In order to compete against existing and newly developed technologies and maintain pricing and gross margins, Affymetrix will need to be successful in demonstrating to potential customers that the GeneChip products provide improved performance and capabilities and in asserting Affymetrix patents in the DNA probe array field.

    Affymetrix' competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than Affymetrix can. In addition, current and potential competitors have greater name recognition, more extensive customer bases and access to proprietary genetic content.

BECAUSE AFFYMETRIX DEPENDS ON A LIMITED NUMBER OF SUPPLIERS, IT MAY NOT BE ABLE TO SHIP PRODUCTS ON TIME IF IT IS UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF MANUFACTURING EQUIPMENT, RAW MATERIALS AND PRODUCT COMPONENTS FROM THOSE SUPPLIERS ON A TIMELY BASIS, WHICH COULD REDUCE DEMAND FOR ITS PRODUCTS.

    Affymetrix relies on Hewlett-Packard to manufacture, install and service its scanners and on Enzo to manufacture certain reagents used with probe arrays and various labeling kits needed to process samples. Key parts of the GeneChip product line, as well as various equipment and raw materials used in the synthesis of probe arrays, are currently available only from a single source or a limited number of sources. In addition, components of Affymetrix' manufacturing equipment are available from one of only a few suppliers. Affymetrix cannot assure you that manufacturing equipment, scanners or other components of the GeneChip product will be available in a timely fashion and in sufficient quantities under acceptable terms. Even if alternative sources of supply are available, it could be time consuming and expensive for Affymetrix to qualify new vendors. In addition, Affymetrix is dependent on its vendors to provide components of appropriate quality and reliability and to meet applicable regulatory requirements. Consequently, in the event that supplies from these vendors were delayed or interrupted for any reason, Affymetrix could be delayed in its ability to develop and deliver products to its customers.

IF AFFYMETRIX IS UNABLE TO MAINTAIN ITS RELATIONSHIPS WITH COLLABORATIVE PARTNERS, AFFYMETRIX MAY HAVE DIFFICULTY SELLING ITS PRODUCTS AND SERVICES.

    Affymetrix believes that its success in penetrating its target markets depends in part on Affymetrix' ability to develop and maintain collaborative relationships with key pharmaceutical, diagnostic, biotechnology, bioinformatics, analytical instrument and reagent companies as well as with academic researchers, all in an effort to help develop, test, manufacture, sell and service Affymetrix' GeneChip technology. Affymetrix has significant relationships with Hewlett-Packard, bioMerieux, Amersham Pharmacia Biotech KK and Roche Molecular Systems, and Affymetrix has entered into a consortium with the Whitehead Institute, Millennium Pharmaceuticals and Bristol-Myers Squibb. Affymetrix has received a material portion of its revenue since inception from these and other collaborative partners. Affymetrix also intends to enter into collaborative arrangements with other companies to expand Affymetrix' operations, apply its technology, and sell potential future products. Affymetrix' present or future collaborative partners may not be able to perform their obligations as expected or devote sufficient resources to the development, clinical testing, supply or marketing of Affymetrix' potential products developed under these collaborations. Moreover, any of the following developments could impact Affymetrix' business, financial condition and results of operations:

    - one of Affymetrix' partners develops technologies or components competitive with Affymetrix' GeneChip products;

    - Affymetrix' existing collaborations preclude it from entering into additional arrangements;

    - failure of Affymetrix' partners to obtain timely regulatory approvals;

    - premature termination of an agreement;

    - one of Affymetrix' partners' failure to devote sufficient resources to the development and sale of its products; or

    - inability of one of Affymetrix' partners to supply products to it.

    In addition, Affymetrix' agreements with its collaborators may have provisions that allow for termination or give rise to disputes regarding the rights and obligations of the parties. These and other possible disagreements could lead to termination of the agreement or delays in collaborative research, development, supply or commercialization of certain products, or could require or result in litigation or arbitration. Any such delay, litigation or arbitration could impact Affymetrix' financial condition. Any of Affymetrix' collaborations may prove to be unsuccessful. Likewise, Affymetrix may not be able to negotiate future collaborative arrangements on acceptable terms, if at all.

UNLESS AFFYMETRIX DEVELOPS AND MARKETS PROFITABLE COMMERCIAL PRODUCTS, IT WILL CONTINUE TO EXPERIENCE SIGNIFICANT OPERATING LOSSES.

    Affymetrix has experienced net losses of $2 million to $25 million per year since its inception and has an accumulated deficit of approximately
$112.8 million as of September 30, 1999. Moreover, Affymetrix expects to incur substantial additional operating losses as a result of increases in expenses for manufacturing, marketing and sales, research and product development and general and administrative costs. If

Affymetrix is unable to achieve, among other things, the goals set forth below, it may never achieve profitability:

    - achieve consistently acceptable manufacturing yields;

    - develop products that the marketplace accepts;

    - create a product mix that is appealing to pharmaceutical and biotechnology companies, academic research centers and clinical reference laboratories;

    - enter into supply agreements with customers desiring to use Affymetrix' products;

    - establish its commercial manufacturing capability for DNA probe arrays;

    - cost-effectively manufacture components of its GeneChip product line;

    - avoid infringing on the intellectual property rights of others;

    - enforce Affymetrix' intellectual property rights against others;

    - establish sales and distribution capabilities cost-effectively;

    - develop its marketing capabilities cost-effectively;

    - obtain necessary regulatory approvals; and

    - hire and retain qualified key personnel.

AFFYMETRIX HAS LIMITED SALES, MARKETING AND TECHNICAL SUPPORT EXPERIENCE, WHICH MAY HURT ITS EFFORTS AT SELLING ITS PRODUCTS.

    Affymetrix has expanded the distribution of its products in recent years. This expansion has placed new and increased demands on its direct sales force and technical and sales support staff, including accounting controls. Although Affymetrix invests significant resources to expand its direct sales force and its technical and support staff, only a limited number of qualified personnel are available in these areas. Therefore, Affymetrix may not be able to expand its direct sales force and technical support staff as necessary to support its growing operations. Affymetrix has also entered into a non-exclusive distribution agreement with Amersham Pharmacia Biotech KK covering Japan and a service agreement with Hewlett-Packard for its GeneArray scanner. Affymetrix' existing organization and relationships may not be sufficient and Affymetrix may have to expand its organization and enter into additional collaboration or distribution arrangements to sell its products both inside and outside the United States. Affymetrix cannot assure you that:

    - Affymetrix will be able to establish a sufficiently sized sales, marketing or technical support organization;

    - Amersham Pharmacia Biotech KK will be successful in distributing Affymetrix' products;

    - Amersham Pharmacia Biotech KK will not sell competitive products in Japan;

    - Hewlett-Packard will be successful in servicing Affymetrix' instruments and not become its competitor; or

    - Affymetrix will be able to establish additional collaborative or distribution arrangements to sell, market and service its products.

THE LOSS OF A KEY CUSTOMER COULD SUBSTANTIALLY REDUCE AFFYMETRIX' REVENUES AND BE PERCEIVED AS A LOSS OF MOMENTUM IN ITS BUSINESS.

    Affymetrix believes that the sales cycle for the GeneChip products will be lengthy due to the need to educate potential customers about its characteristics. As a result, Affymetrix' customers are concentrated in a small number of pharmaceutical and biotechnology companies, academic research centers and clinical reference laboratories. Affymetrix expects that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future. If Affymetrix loses a major customer, Affymetrix' revenues may be substantially reduced and investors may perceive this as a loss of momentum in Affymetrix' business. Moreover, if consideration in the pharmaceutical and biotechnology industries continues, Affymetrix' current and potential customers could decrease or slow aggregate sales of its technology and shrink its target market.

    Affymetrix' dependence on sales to a few customers may also strengthen the negotiating position of its potential customers, which, in turn, could reduce the sales price of the GeneChip products and reduce Affymetrix' revenues.

AFFYMETRIX' BUSINESS COULD SUFFER IF AFFYMETRIX CANNOT INTEGRATE OR FULLY REALIZE IN A TIMELY FASHION THE COST SAVINGS AND OTHER BENEFITS IT EXPECTS TO OCCUR AS A CONSEQUENCE OF ACQUISITIONS, INCLUDING THE ANTICIPATED ACQUISITION OF GENETIC MICROSYSTEMS.

    Affymetrix may not be able to integrate successfully and profitably manage acquired entities, such as Genetic MicroSystems, without incurring substantial costs, delays or other financial or operational difficulties. In particular, there are many things relating to the integration and management of Genetic MicroSystems that could go wrong and harm the financial condition of the combined company. Some of these things include:

    - diversion of management's attention;

    - the failure to realize fully in a timely fashion the enhanced cost savings, selling opportunities, development, marketing and manufacturing benefits Affymetrix expects will occur after the merger; and

    - risks associated with unanticipated events or liabilities.

    Although Affymetrix has conducted what it believes to be a prudent level of review regarding the operational condition of Genetic MicroSystems, it cannot predict the full range of integration-related problems which may occur.

BECAUSE AFFYMETRIX' BUSINESS IS HIGHLY DEPENDENT ON KEY EXECUTIVES AND SCIENTISTS, AFFYMETRIX' INABILITY TO RECRUIT AND RETAIN THESE PERSONNEL COULD HINDER ITS BUSINESS EXPANSION PLANS.

    Affymetrix is highly dependent on its executive officers and its senior scientists and engineers, including its scientific advisors. The loss of services of any of these persons could have a negative impact on Affymetrix' product development and marketing efforts. In addition, research, product development and sales will require additional skilled personnel in areas such as bioinformatics, organic chemistry, information services, regulatory affairs, manufacturing, sales, marketing and technical support.

    There is a shortage of skilled personnel, which is likely to continue for some time. As a result, competition for these people, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. If Affymetrix is unable to hire, train and retain a sufficient number of qualified employees, it could hinder the planned expansion of its business.

    In addition, Affymetrix relies on its scientific advisors and consultants to assist it in formulating its research, development and commercialization strategy. All of the scientific advisors and consultants are engaged by employers other than Affymetrix and have commitments to other entities that may limit their availability to Affymetrix. Some of Affymetrix' scientific advisors and consultants also consult for companies that may be its competitors.

SERIOUS ETHICAL, LEGAL AND SOCIAL IMPLICATIONS SURROUNDING GENETIC TESTING MAY HARM THE MARKET ACCEPTANCE OF AFFYMETRIX' PRODUCTS OR MAY CAUSE GOVERNMENTAL AUTHORITIES TO SEVERELY RESTRICT THE USE OF GENETIC TESTS, WHICH COULD SERIOUSLY REDUCE THE MARKET FOR AFFYMETRIX' PRODUCTS.

    The genetic tests under development by Affymetrix have given rise to some difficult issues, including:

    - genetic tests may be subject to ethical concerns or reluctance to administer or pay for tests for conditions that are not treatable; and

    - specific gene-based diagnostic tests could encounter public resistance, resulting in societal and governmental concerns regarding genetic testing in general.

    The prospect of broadly available genetic testing has also raised issues regarding the appropriate utilization and the confidentiality of information provided by this testing.

    Governmental authorities could limit the use of genetic testing or prohibit it under some conditions. These restrictions would reduce the market for Affymetrix' products. Moreover, ethical concerns about genetic testing may seriously affect market acceptance of Affymetrix' GeneChip product or result in legislative restrictions on the use of Affymetrix' products in some countries.

REDUCTIONS IN GOVERNMENT FUNDING OF RESEARCH INSTITUTIONS COULD REDUCE AFFYMETRIX' REVENUES.

    Affymetrix sells a significant portion of its products for research use to universities, government research laboratories, private foundations and other institutions whose funding is dependent upon grants from government agencies, such as the National Institute of Health. The government, however, may significantly reduce research funding in the future. Any such reduction may harm Affymetrix' existing and prospective research customers' ability to purchase Affymetrix' products for research use.

IF AFFYMETRIX CANNOT COMPLY WITH GOVERNMENT REGULATIONS OR AFFYMETRIX EXPERIENCES DELAYS IN GETTING APPROVAL FROM GOVERNMENTAL AGENCIES OR GOVERNMENTAL AGENCIES RESTRICT AFFYMETRIX' ABILITY TO MARKET ITS PRODUCTS, AFFYMETRIX WILL BE UNABLE TO SELL A COMMERCIAL PRODUCT.

    Affymetrix must comply with the FDA's regulations for the sale of "analyte-specific reagents," as well as other standards prescribed by various federal, state and local regulatory agencies in the United States and other countries. Although Affymetrix has registered the manufacturing sites for its arrays as ASRs with the FDA and its products are listed with the FDA, Affymetrix cannot guarantee that it will be able to comply with the regulations at reasonable costs.

    In addition, many of Affymetrix' future products, including its diagnostic products, will be regulated as medical devices when Affymetrix or its partners begin selling their products commercially for non-research uses and will be subject to further approval by the FDA or foreign agencies and compliance with the ISO quality standards instituted by the International Organization for Standardization for sales in Europe. Affymetrix, however, has not filed any applications to market commercially its products as medical devices with the FDA or any foreign agency. Delays in the application or approval process may cause Affymetrix to introduce its products into the market later than anticipated. Any failure to obtain regulatory approval, restrictions on Affymetrix' ability to market its products, or delays in the introduction of Affymetrix' products to the market could harm its business.

    Moreover, the FDA and state agencies inspect medical device manufacturers periodically. If the FDA believes that a company is not in compliance with applicable laws or regulations, it can take any number of actions, including detaining or seizing products and assessing civil and criminal penalties against Affymetrix, its officers or its employees.

    Medical device laws and regulations are also in effect in many of the countries where Affymetrix may do business. These laws and regulations range from comprehensive device approval requirements for some or all of Affymetrix' medical device products to requests for product data or certifications. The number and scope of these requirements are increasing. Affymetrix may not be able to obtain regulatory approvals in these countries or it may be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In addition, the export of certain of Affymetrix' products which have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Any failure to obtain product approvals in a timely fashion or to comply with state or foreign medical device laws and regulations may prevent Affymetrix from marketing its products.

    Affymetrix is also subject to numerous environmental and safety laws and regulations, including those governing the use, storage and disposal of hazardous and biological materials, and construction of new facilities. Affymetrix may not be able to obtain the necessary permits to operate new facilities or the cost of compliance may be very high.

AFFYMETRIX' BUSINESS COULD BE HARMED IF AFFYMETRIX' PRODUCTS OR THE PRODUCTS UPON WHICH IT DEPENDS MALFUNCTION OR BECOME UNAVAILABLE BECAUSE OF YEAR 2000 PROBLEMS.

    Affymetrix is continuing to assess or has assessed the potential impact of the year 2000 computer problem on its products, including GeneChip products and software, information systems, embedded systems, including computers used in its manufacturing process, and on the ability of some third parties to supply critical materials and services as well as the readiness of some customers. Affymetrix completed the assessment of its products, computer systems, embedded systems, some third party suppliers and major customers in the second quarter of 1999, and plans to take necessary remediation action by the end of 1999. While Affymetrix does not anticipate a material business interruption to result from the year 2000 problem, Affymetrix may experience a business interruption if any of Affymetrix' products, information systems, embedded systems, key third party suppliers and services providers and major customers are not year 2000 ready. In addition, Affymetrix' sales in the last quarter of 1999 may be reduced if customers defer purchases due to year 2000 concerns. Affymetrix has implemented a year 2000 contingency plan that involves purchasing and building inventory over the remainder of 1999 so that it will be able to continue to operate in the event of a modest and short-term supply shortage resulting from any year 2000 problems experienced by its suppliers.

AFFYMETRIX' EFFORTS TO INCREASE ITS PRESENCE IN MARKETS OUTSIDE OF THE UNITED STATES MAY BE UNSUCCESSFUL AND COULD RESULT IN LOSSES.

    Affymetrix intends to expand its international presence in order to increase its export sales. Export sales to international customers entail a number of risks, each of which could reduce Affymetrix' revenues. These risks include:

    - unexpected changes in, or impositions of, legislative or regulatory requirements;

    - delays resulting from difficulty in obtaining export licences for certain technology, tariffs, quotas and other trade barriers and restrictions;

    - longer payment cycles and greater difficulty in accounts receivable collection;

    - potentially adverse taxes;

    - currency exchange fluctuations;

    - the burdens of complying with a variety of foreign laws; and

    - other factors beyond Affymetrix' control.

RESTRICTIVE REIMBURSEMENT POLICIES BY HEALTH CARE ORGANIZATIONS COULD REDUCE AFFYMETRIX' REVENUES.

    Affymetrix' ability to sell certain products and services successfully may depend on the extent to which Affymetrix is able to secure reimbursement from government authorities, such as Medicare and Medicaid, private health insurers, and other organizations, such as health maintenance organizations. These third-party payors are increasingly likely to challenge the prices charged for health care products and services. The cumulative effect of the trend towards managed health care in the United States, legislative proposals to reform health care or reduce government insurance programs, and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care products and services, may result in lower prices for health care products and services sold by Affymetrix, its customers and its collaborative partners. This reduction in turn could reduce the amount of Affymetrix' future revenues or royalty payments that may be due to it. The lower prices could also harm Affymetrix' profits and the profits of its customers and collaborative partners. As a result, pharmaceutical, diagnostic and biotechnology companies may choose to reduce or eliminate certain research and development programs that utilize Affymetrix' products. A reduction of Affymetrix' revenues or royalty payments or the reduction or cancellation of research programs that utilize Affymetrix' products could seriously harm its business, financial condition and results of operations.

BECAUSE GLAXO WELLCOME OWNS A SUBSTANTIAL PORTION OF AFFYMETRIX' OUTSTANDING CAPITAL STOCK, IT MAY BE ABLE TO INFLUENCE THE OUTCOME OF STOCKHOLDER VOTES.

    Glaxo Wellcome, plc and its affiliates currently beneficially own approximately 31% of the outstanding Affymetrix common stock. Although Affymetrix has executed a governance agreement with Glaxo, Glaxo nevertheless may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, adoption of amendments to Affymetrix' certificate of incorporation and bylaws and approval of mergers and other significant corporate transactions.

AFFYMETRIX HAS VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS WHICH MAY DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL THAT A STOCKHOLDER MAY CONSIDER FAVORABLE.

    Affymetrix adopted a stockholder rights plan and change of control policy. The purpose of the stockholder rights plan is to allow Affymetrix and its board of directors an opportunity to deal responsibly with parties that attempt to gain a control position in Affymetrix without the approval of the board of directors. The purpose of the change of control policy is to ensure that Affymetrix' employees are treated fairly in the event of a change of control. Affymetrix' stockholder rights plan and change of control policy may discourage, delay or prevent a change in control of Affymetrix that a stockholder may consider favorable.

    In addition, certain provisions of Affymetrix' certificate of incorporation and bylaws may discourage, delay or prevent a change in control of it that a stockholder may consider favorable. These provisions include:

    - authorizing the issuance of "blank check" preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - requiring super-majority voting to effect certain amendments to Affymetrix' certificate of incorporation and bylaws;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder action by written consent; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

    In addition, relevant provisions of Delaware law and Affymetrix' stock incentive plans may also discourage, delay or prevent a change in control.

IF AFFYMETRIX IS FOUND LIABLE FOR A PRODUCT LIABILITY CLAIM, IT MAY NOT HAVE
  ADEQUATE INSURANCE TO PAY THAT CLAIM, WHICH WILL HARM AFFYMETRIX' FINANCIAL CONDITION.

    Affymetrix' business exposes it to potential product liability claims that are inherent in the testing, manufacturing, marketing and sale of human diagnostic and therapeutic products. Affymetrix intends to acquire additional insurance, should it be desirable, for clinical liability risks. Affymetrix may not be able to obtain this insurance or general product liability insurance on acceptable terms or at reasonable costs or this insurance may not be in sufficient amounts to provide adequate coverage against potential liabilities.

BECAUSE THE MARKET PRICE OF AFFYMETRIX COMMON STOCK IS EXTREMELY VOLATILE,
  AFFYMETRIX MAY BE AT RISK OF SECURITIES CLASS ACTION LITIGATION.

    In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to the potential volatility of its stock price, Affymetrix may be the target of this type of litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources.

                           FORWARD-LOOKING STATEMENTS

    All statements in this prospectus that are not historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), including statements regarding our "expectations," "beliefs," "hopes," "intentions," "strategies" or the like. These statements are based on our management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including but not limited to, the risk factors contained in this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this prospectus to reflect any change in our expectations with regard to these statements or any change in events, conditions or circumstances on which any of these statements is based.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 0-28218. You may read and copy any document we file at the following SEC public reference rooms:

   450 Fifth Street, N.W.         500 West Madison Street         7 World Trade Center
         Room 1024                      14th Floor                     Suite 1300
   Washington, D.C. 20549         Chicago, Illinois 60661       New York, New York 10048

    You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

    We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

    Our common stock is listed on the Nasdaq National Market under the symbol "AFFX." You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    Except as described under "Incorporation by Reference," the information on file with the SEC and the Nasdaq National Market does not constitute part of this prospectus.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" certain documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. However, to the extent the information contained in this prospectus is inconsistent with information previously filed with the SEC, the information contained in this prospectus supersedes this incorporated information. Information in documents that we file later with the SEC will automatically update and supersede information included or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

    - Form 8-A filed on October 16, 1998;

    - Annual Report on Form 10-K for the year ended December 31, 1998;

    - Current Reports on Form 8-K filed on April 1, 1999 and September 28, 1999;

    - Definitive Proxy Statement on Schedule 14A filed on April 29, 1999;

    - Form S-8 filed on August 18, 1999; and

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999.

    Upon written or oral request, we will provide at no cost to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any and all of the information that has been incorporated by reference in this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 3380 Central Expressway, Santa Clara, California 95051,
(408) 731-5000, Attention: Senior Vice President and General Counsel.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See "Selling Security Holders."

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                   NINE MONTHS ENDED
                                     FOR THE YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                           ----------------------------------------------------   -------------------
                             1998       1997       1996       1995       1994       1999       1998
                           --------   --------   --------   --------   --------   --------   --------
Deficiency of earnings
  available to cover
  fixed charges(1).......  $(25,451)  $(22,526)  $(12,227)  $(10,747)  $(9,680)   $(20,100)  $(18,239)

------------------------

(1) Earnings consist of net loss available to common stockholders. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

                              DESCRIPTION OF NOTES

    THE NOTES WERE ISSUED UNDER A CONTRACT CALLED THE "INDENTURE," DATED AS OF SEPTEMBER 22, 1999, BETWEEN US AND THE BANK OF NEW YORK, AS TRUSTEE (THE "TRUSTEE"). THE FOLLOWING DESCRIPTION IS ONLY A SUMMARY OF THE MATERIAL PROVISIONS OF THE INDENTURE, THE NOTES AND THE REGISTRATION RIGHTS AGREEMENT. WE URGE YOU TO READ THE INDENTURE, THE NOTES AND THE REGISTRATION RIGHTS AGREEMENT IN THEIR ENTIRETY BECAUSE THEY, AND NOT THIS DESCRIPTION, DEFINE YOUR RIGHTS AS HOLDERS OF THESE NOTES. YOU MAY REQUEST COPIES OF THESE DOCUMENTS AT OUR ADDRESS SET FORTH UNDER THE CAPTION "INCORPORATION BY REFERENCE." THE TERMS OF THE NOTES INCLUDE THOSE STATED IN THE INDENTURE AND THOSE MADE PART OF THE INDENTURE BY REFERENCE TO THE TRUST INDENTURE ACT OF 1939, AS AMENDED (THE "TRUST INDENTURE ACT").

GENERAL

    The notes are unsecured, subordinated obligations of Affymetrix. We issued the notes initially with a principal amount limited to $150,000,000. Interest on the notes will accrue at the rate of 5% per annum and will be payable semiannually in arrears on October 1 or April 1 of each year commencing on April 1, 2000. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record ("Holders") of these notes on the immediately preceding September 15 or March 15 as the case may be (whether or not such day is a business day). The notes will mature on October 1, 2006.

    We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to Holders of the notes by check mailed to such Holders at their registered addresses or by wire transfer. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The notes will be issued only in fully-registered book-entry form, without coupons, and, except under the limited circumstances described below, will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require the Holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

BOOK-ENTRY, DELIVERY AND FORM

    We will issue the notes in the form of one or more global notes except as described under "Certificated Notes" below. The global notes will be deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes (the "Depositary") and registered in the name of the Depositary or its nominee. DTC will be the initial Depositary. Except as set forth below, the global notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. You may hold your beneficial interests in the global notes directly through the Depositary if you have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

    The Depositary has advised us that it is:

    - a limited-purpose trust company organized under the laws of the State of New York;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

    The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    Upon the issuance of the global notes, the Depositary will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global notes to the accounts of participants. The initial purchasers will designate the accounts to be credited. Ownership of beneficial interests in a global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a global note.

    So long as the Depositary or its nominee is the registered holder and owner of a global note, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related notes for all purposes of such notes and the Indenture. Except as set forth below, as an owner of a beneficial interest in a global note, you will be subject to the following limitations:

    - you will not be entitled to have the notes represented by the global notes registered in your name;

    - you will not receive or be entitled to receive physical delivery of certificated notes; and

    - you will not be considered to be the owners or Holders of any notes under the global notes.

    We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that the Depositary, as the holder of the global notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal of and premium, if any, and interest on notes represented by a global note registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global notes.

    We expect that the Depositary or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global notes owning through such participants.

    Unless and until the global notes are exchanged in whole or in part for certificated notes, the global notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to another nominee of such Depositary.

    Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

YEAR 2000 ISSUES RELATING TO DTC

    DTC management is aware that some computer applications, systems and the like for processing dates ("Systems") that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "year 2000 problems." DTC has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third-party vendors from whom DTC acquired services to:
(a) impress upon them the importance of such services being year 2000 compliant and (b) determine the extent of their efforts for year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CERTIFICATED NOTES

    The notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

    - the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act or announces an intention permanently to cease business or in fact does so and, in each case, a successor Depositary is not appointed by us;

    - we in our discretion at any time determine not to have all of the notes represented by the global notes; or

    - an Event of Default (as defined under the caption "Events of Default") has occurred and is continuing.

    Any note that is exchangeable pursuant to the above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the global notes are not exchangeable, except for global notes of the same aggregate denomination to be registered in the name of the Depositary or its nominee.

CONVERSION RIGHTS

    A Holder may, at any time prior to the close of business on the business day immediately preceding the maturity date, convert a note or any portion of a note into shares of common stock initially at the conversion price of $123.00 per share unless such note or portion thereof has been previously redeemed. The right to convert a note called for redemption will terminate on the earlier of
(1) the close of business on the business day immediately preceding the date fixed for such redemption (the "Redemption Date"), unless we default in making the payment due on the Redemption Date, and (2) the close of business on the business day immediately preceding the maturity date of the notes. For information as to notices of redemption, see "Optional Redemption."

    If we declare or make a distribution in respect of our common stock as described in clause (4) or (5) below by means of dividend or otherwise, the Holder of each note, upon conversion of such note after the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution pursuant to clause (4) or (5) below, will be entitled to receive for each share of common stock into which such note is converted, the portion to the evidences of indebtedness, shares of capital stock, cash and other property so distributed applicable to one share of common stock. In lieu of distributing any portion of such distribution not consisting of cash or our securities, we may, with respect to all Holders so converting, pay such Holder cash equal to the fair market value thereof.

    The conversion price will be subject to adjustment upon the occurrence of certain events, including:

    (1) the issuance of common stock as a dividend or distribution on common stock;

    (2) the issuance to all holders of common stock of rights, warrants or options entitling them to subscribe for or purchase common stock at less than the "current market price" (as defined in the Indenture) per share;

    (3) subdivisions and combinations of common stock;

    (4) distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any rights, warrants or options referred to in clause (2) above and any dividend or distribution paid exclusively in cash and any dividend or distribution referred to in clause (1) above);

    (5) distributions consisting exclusively of cash to all holders of common stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by us or one of our Subsidiaries (as such term is defined in the Indenture) for the common stock concluded within the preceding 12 months, exceeds 12.5% of our aggregate market capitalization (such aggregate market capitalization being the product of the current market price of the common stock multiplied by the number of shares of common stock then outstanding) on the date of such distribution; and

    (6) the successful completion of a tender or exchange offer made by us or one of our Subsidiaries for the common stock which involves an aggregate consideration that, together with (A) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer by us or one of our Subsidiaries for the common stock concluded within the preceding 12 months and (B) the aggregate amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months, exceeds 12.5% of our aggregate market capitalization on the expiration of such tender or exchange offer.

No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted.

    If we distribute rights or warrants (other than those referred to in clause (2) of the preceding paragraph) pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the Holder of any note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows:

    (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants; and

    (2) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants.

The conversion price of the notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

    If the common stock is converted into the right to receive other securities, cash or other property as a result of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each note then outstanding would (without the consent of any Holders of notes) become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a Holder immediately prior to such transaction if such Holder had converted its notes.

    We will not issue fractional shares of common stock to a Holder who converts a note. In lieu of issuing fractional shares, we will pay a cash adjustment based upon the market price.

    Except as described in this paragraph, no Holder of notes will be entitled, upon conversion thereof, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection therewith. If any Holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date (except notes called for redemption on a Redemption Date within such period between and including such record date and interest payment date), such Holder must deliver payment to us of an amount equal to the interest payable on such interest payment date on the principal amount converted together with the note being surrendered.

    If at any time we make a distribution of property to our stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe to capital stock) and, pursuant to the conversion price adjustment provisions of the Indenture, the conversion price of the notes is reduced, such reduction may be deemed to be the receipt of taxable income to Holders of the notes.

    We from time to time may decrease the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of that decrease, if our board of directors (the "Board") has made a determination that that decrease would be in our best interests, which determination will be conclusive. No decrease will be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control.

    In addition, we may make such reductions in the conversion price as our Board deems advisable to avoid or diminish any income tax to holders of shares of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes or for any other reasons.

OPTIONAL REDEMPTION

    At any time on or after October 7, 2002, we will be entitled at our option to redeem all or a portion of these notes upon at least 30 and not more than 60 days' notice by mail to the Holders of the notes, at the following redemption prices (expressed as percentages of the principal amount on the Redemption
Date), plus accrued and unpaid interest to (but not including) the Redemption Date (subject to the rights of Holders of record on any relevant record date to receive interest due on any relevant interest payment date that is on or prior to such Redemption Date), if redeemed during the periods set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
October 7, 2002 through September 30, 2003..................    102.50%
October 1, 2003 through September 30, 2004..................    101.67%
October 1, 2004 through September 30, 2005..................    100.83%
October 1, 2005 and thereafter..............................    100.00%

    If we opt to redeem less than all of the notes at any time, the Trustee will select or cause to be selected the notes to be redeemed by such method as it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

    There is no sinking fund provision in the notes.

CERTAIN RIGHTS TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

    Upon the occurrence of any of the following events (each, a "Change in Control"), each Holder of notes will have the right to require that we purchase such Holder's notes on the date fixed by us that is not less than 30 nor more than 45 days (the "Purchase Date") after we give notice of the Change in Control, at a purchase price (the "Purchase Price") in cash equal to 100% of the principal amount of such notes on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase:

    (1) any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or agency or political subdivision thereof (a "Person"), or any Persons acting together in a manner which would constitute a "group" (a "Group") for purposes of
       Section 13(d) of the Exchange Act, or any successor provision thereto, together with any Affiliates (as defined in the Indenture) thereof,
       (i) become the Beneficial Owners (as defined below), directly or indirectly, of our capital stock, entitling such Person or Persons and its or their Affiliates to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in the election of our directors or (ii) shall succeed in having sufficient of its or their nominees (who are not supported by a majority of the then current Board) elected to the Board such that such nominees, when added to any existing directors remaining on the Board after such election who are Affiliates of or acting in concert with such Persons, shall constitute a majority of the Board;

    (2) we shall be a party to any transaction pursuant to which the common stock is converted into the right to receive other securities (other than common stock), cash and/or property (or we, by dividend, tender or exchange offer or otherwise, distribute other securities, cash and/or property to holders of common stock) and the value of all such securities, cash and/or property distributed in such transaction and any other transaction effected within the 12 months preceding consummation of such transaction (as determined in good faith by the Board, whose determination shall be conclusive and described in a certified resolution of the Board) is more than 50% of the average of the daily Closing Prices for the five consecutive Trading Days ending on the Trading Day immediately preceding the date of such transaction (or, if earlier, the Trading Day immediately preceding the "ex" date (as defined in the Indenture) for such transaction); or

    (3) we shall consolidate with or merger into any other Person or sell, convey, transfer or lease our properties and assets substantially as an entirety to any Person other than one of our Subsidiaries, or any other Person shall consolidate with or merge into us (other than in the case of this clause (3), pursuant to any consolidation or merger where Persons who are our stockholders immediately prior thereto become the Beneficial Owners of shares of capital stock of the surviving company entitling such Persons to exercise more than 50% of the total voting power of all classes of such surviving company's capital stock entitled to vote generally in the election of directors).

On or prior to the Purchase Date, we shall deposit with a paying agent an amount of money sufficient to pay the aggregate Purchase Price of the notes which is to be paid on the Purchase Date.

    At our option, instead of paying the Purchase Price in cash, we may pay the Purchase Price in common stock valued at 95% of the average of the closing sales prices of the common stock for the five Trading Days immediately preceding and including the third day prior to the Purchase Date. We may only pay the Purchase Price in common stock if we satisfy conditions provided in the Indenture.

    We may not purchase any note pursuant to the preceding paragraphs at any time when the subordination provisions of the Indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to purchase the notes when required under the preceding paragraphs, such failure will constitute an Event of Default (as defined under the caption "Events of Default") under the Indenture whether or not such purchase is permitted by the subordination provisions of the Indenture.

    Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred:

    - if the Closing Price of the common stock for any five Trading Days during the ten Trading Days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect immediately preceding the Change in Control; or

    - if at least 90% of the consideration (excluding cash payments for fractional shares or cash payments for appraisal rights) received or to be received by the holders of our common stock in the transaction or transactions constituting a Change in Control consists of (x) shares of common stock of an entity organized under the laws of a U.S. jurisdiction whose shares of common stock are, or upon issuance will be, traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc. or (y) shares of common stock of an entity organized under the laws of a jurisdiction outside of the U.S., or American Depositary Shares representing such shares of common stock, that are, or upon issuance will be, traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc., if such entity has a worldwide total market capitalization of its equity securities (before giving effect to the transaction or transactions constituting a Change in Control) of at least US$5 billion.

    On or before the 15th day after we know or reasonably should know a Change in Control has occurred, we will be required to mail to all Holders of record of the notes a notice (the "Company Notice") of the occurrence of such Change in Control, stating:

    - the Purchase Date;

    - the date by which the purchase right must be exercised;

    - the Purchase Price for the notes; and

    - the procedures which a Holder of notes must follow to exercise such purchase right.

    To exercise the purchase right, the Holder of a note will be required to deliver, on or before the 30th day after the date of the Company Notice, an irrevocable written notice to us (or an agent designated by us for such purpose) and the Trustee of such Holder's exercise of such right, together with the certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. In addition, if the Purchase Date falls between the relevant record date and the corresponding succeeding interest payment date, the Holder will be required to deliver with the notes to be purchased a payment in cash equal to the interest that the Holder is to receive on such interest payment date.

    The effect of these provisions granting the Holders the right to require us to purchase the notes upon the occurrence of a Change in Control may make it more difficult for any person or group to acquire control of Affymetrix or to effect a business combination with us. Moreover, under the Indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the notes (including any purchase at the election of the Holders of notes upon the occurrence of a Change in Control) if a payment default on Senior Indebtedness (as defined under "Subordination" below) has occurred and is continuing, or in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up where Senior Indebtedness is not paid in full. Our ability to pay cash to Holders of notes following the occurrence of a Change in Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors--We may be unable to raise the funds necessary to purchase the notes in the event of a Change in Control."

    If a Change in Control occurs and the Holders exercise the rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 (other than SEC filing requirements if not then applicable) and 14e-1, as then in effect, with respect to any such purchase.

    The term "Beneficial Owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision thereto, except that a Person shall be deemed to have "beneficial ownership" of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time. The term "Trading Day" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market. The "Closing Price" on any Trading Day with respect to the per share price of common stock means the last reported sales price regular way or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if the common stock is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which the common stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, on The Nasdaq Stock Market, Inc. or if the common stock is not listed or admitted to trading on any national securities exchange or The Nasdaq Stock Market, Inc., the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm that we select from time to time for that purpose and is reasonably acceptable to the Trustee.

REGISTRATION RIGHTS

    We have agreed pursuant to the Registration Rights Agreement, for the benefit of the Holders of the notes and the common stock issuable upon conversion of the notes, that we will, at our cost:

    - use our commercially reasonable best efforts to cause this shelf registration statement to be declared effective under the Securities Act no later than 150 days after the first date of initial issuance of the notes; and

    - subject to certain rights to suspend use of the shelf registration statement, use our commercially reasonable best efforts to keep the shelf registration statement effective until the earliest of (1) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 under the Securities Act or any successor rule or regulation thereto, (2) two years from the effective date and (3) the date on which all notes registered under the shelf registration statement are disposed of in accordance therewith.

    In the event a shelf registration statement is filed, we will, among other things:

    - provide to each Holder of notes for whom such shelf registration statement was filed, copies of the prospectus which is a part of the shelf registration statement;

    - notify each Holder of notes when the shelf registration statement has become effective; and

    - take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon the conversion of the notes by such Holders of the notes to third parties, other than through underwritten offerings of an aggregate of less than $50 million aggregate principal amount of notes or common stock issuable upon the conversion thereof.

    The following requirements and restrictions will generally apply to a Holder selling such securities pursuant to the shelf registration statement:

    - such Holder will be required to be named as selling security holder in the related prospectus;

    - such Holder will be required to deliver a prospectus to purchasers;

    - such Holder will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

    - such Holder will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification obligations).

    If any of the following events occurs (each, a "Registration Default"), additional interest will accrue on the notes over and above the rate set forth in the title of the notes at the rate of 0.5% per annum:

    - on or prior to the 150th day after the first date of original issuance of the notes, the SEC has not declared the shelf registration statement effective; or

    - after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions, including the right to suspend the use of the shelf registration statement under certain circumstances for up to 90 days) in connection with resales of notes and the common stock issuable upon the conversion thereof in accordance with and during the periods specified in the Registration Rights Agreement.

Such additional interest will accrue from and including the date on which any such Registration Default occurs to but excluding the date on which all Registration Defaults have been cured. We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate certain provisions of the Registration Rights Agreement, the Holders of the notes will be entitled to equitable relief, including injunction and specific performance. We may not oppose the granting of such equitable relief.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We may, without the consent of the Holders of any of the notes, consolidate with or merge into any other Person or convey, transfer or lease our properties substantially as an entirety to, any other Person, if:

    - the successor, transferee or lessee (the "Successor Company") if other than us, expressly assumes our obligations under the Indenture and the notes by means of a supplemental indenture entered into with the Trustee;

    - after giving effect to the transaction, no Event of Default and no event which, with notice or lapse of time, or both, would constitute an Event of Default, shall have occurred and be continuing;

    - the Successor Company is (A) organized under the laws of any U.S. jurisdiction or (B) is organized under the laws of a jurisdiction outside the U.S. and has (i) common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc. and (ii) a worldwide total market capitalization of its equity securities (before giving effect to such consolidation or merger) of at least US$5 billion; and

    - certain other conditions specified in the Indenture are met.

    Under any consolidation by us with, or merger by us into, any other Person or any conveyance, transfer or lease of our properties and assets substantially as an entirety as described in the preceding paragraph, the Successor Company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Affymetrix under the Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and the notes.

EVENTS OF DEFAULT

    Each of the following is an "Event of Default":

    (1) a default in the payment of any interest upon any of the notes when due and payable, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;

    (2) a default in the payment of the principal of and premium, if any, on any of the notes when due (including on a Redemption Date), whether or not such payment is prohibited by the subordination provisions of the Indenture;

    (3) a default in our obligation to provide notice of a Change in Control or default in the payment of the purchase price in respect of any note on the purchase date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture;

    (4) a default by us in the performance, or breach, of any of our other covenants in the Indenture which are not remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the Holders of at least 25% in principal amount of the outstanding notes;

    (5) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us in excess of $10 million, if such indebtedness is not discharged, or such acceleration is not waived or annulled, by the end of a period of 30 days after written notice to us by the Trustee or to us and the Trustee by the Holders of at least 25% of principal amount of outstanding notes; or

    (6) certain events of bankruptcy, insolvency or reorganization of Affymetrix.

    If an Event of Default (other than of a type referred to in clause (6) of the preceding paragraph) occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued interest on all notes to be immediately due and payable. Such declaration may be rescinded if certain conditions are satisfied. If an Event of Default of the type referred to in clause (6) of the preceding paragraph occurs, the principal amount of and accrued interest on the outstanding notes shall automatically become immediately due and payable.

    The Holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; PROVIDED that such direction does not conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due or the right to convert such
Note in accordance with the Indenture, no Holder may institute any proceeding or pursue any remedy with respect to the Indenture or the notes unless:

    - such Holder has previously given the Trustee notice that an Event of Default is continuing;

    - Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

    - such Holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

    - the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

    - the Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

    In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the officers signing such certificate know of any default by us in the performance or observance of any of the terms of the Indenture. If such officers do know of a default, the certificate must specify the status and nature of all such defaults.

MODIFICATION AND WAIVER

    We and the Trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the Holders of the notes with the consent of the Holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no supplemental indenture may, among other things:

    - change the stated maturity of the principal of or any installment of interest on any note;

    - reduce the principal amount of, or the premium or rate of interest on, any note;

    - adversely affect the right of any Holder to convert any note as provided in the Indenture;

    - change the place of payment where, or the coin of currency in which, the principal of any note or any premium or interest thereon is payable;

    - impair the right to institute suit for the enforcement of any such payment on or with respect to any note on or after the stated maturity (or, in the case of redemption, on or after the Redemption Date);

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
    - modify the subordination provisions of the Indenture in a manner adverse to the Holders of the notes;

    - modify the redemption provisions of the Indenture in a manner adverse to the Holders of the notes;

    - modify the provisions of the Indenture relating to our requirement to offer to purchase notes upon a Change in Control in a manner adverse to the Holders of the notes;

    - reduce the percentage in principal amount of the outstanding notes the consent of whose Holders is required for any such modification or amendment of the Indenture or for any waiver of compliance with certain provisions of, or of certain defaults under the Indenture; or

    - modify the foregoing requirements.

    Without the consent of any Holders of notes, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

    (1) to evidence a successor to us and the assumption by such successor of our obligations under the Indenture and the notes;

    (2) to add to our covenants for the benefit of the Holders of the notes or to surrender any right or power conferred to us;

    (3) to secure our obligations in respect of the notes;

    (4) to make provision with respect to the conversion rights of Holders of the notes pursuant to the requirements of the Indenture;

    (5) to make any changes or modifications to the Indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the Indenture;

    (6) to cure any ambiguity or inconsistency in the Indenture;

    (7) to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

    (8) to make any other provisions with respect to matters or questions arising under the Indenture which are not inconsistent with the provisions of the Indenture.

However, no supplemental indenture entered into pursuant to clause (5), (6),
(7) or (8) above may adversely affect the interests of the Holders of the notes.

    The Holders of a majority in principal amount of the outstanding notes may, on behalf of the Holders of all notes, waive compliance by us with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the outstanding notes may, on behalf of the Holders of all notes, waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding note affected.

SUBORDINATION

    The payment of the principal of and premium, if any, and interest on the notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. When there is a payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of Affymetrix, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon, or provision for such payment in money or money's worth, before the Holders of the notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the notes. No payments on account of principal of, or premium, if any, or interest on the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing or if any judicial proceeding is pending with respect to any such default.

    By reason of such subordination, in the event of insolvency, our creditors who are not holders of Senior Indebtedness (including Holders of the notes) may recover less, ratably, than holders of Senior Indebtedness.

    "Senior Indebtedness" means the principal of and premium, if any, and interest on all our indebtedness for money borrowed, other than the notes, whether outstanding on the date of the execution of the Indenture or thereafter created, incurred, guaranteed or assumed, except such indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (i) is junior in right of payment to the notes or (ii) ranks PARI PASSU in right of payment to the notes.

    The term "indebtedness for money borrowed," when used with respect to us, means:

    - any obligation of, or any obligation guaranteed by, us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments;

    - all our obligations with respect to interest rate hedging arrangements to hedge interest rates;

    - any deferred payment obligation of, or any such obligation guaranteed by, us for the payment of the purchase price of property or assets evidenced by a note or similar instrument; and

    - any obligation of, or any such obligation guaranteed by, us for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on our balance sheet under generally accepted accounting principles.

    At September 30, 1999, Senior Indebtedness was approximately $327,000, all of which was secured. We expect from time to time to incur additional indebtedness. The Indenture does not limit or prohibit us from incurring additional Senior Indebtedness or additional indebtedness.

DEFEASANCE

    We at any time, upon satisfaction of the requirements described below, may terminate all of our obligations under the notes and the Indenture ("legal defeasance"), except for certain obligations, including those to maintain a registrar and paying agents and hold moneys for payment in trust, to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes, to provide for conversion of the notes, to comply with the Registration Rights Agreement, and to purchase the notes in the event of a Change in Control. In addition, we may terminate our obligations to comply with certain restrictive covenants ("covenants defeasance") relating to the maintenance of our properties and payment of taxes and other claims, the operation of the cross-default and cross-acceleration provisions.

    We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the notes may not be accelerated because of the occurrence of certain Events of Default.

    To exercise either defeasance option, we must irrevocably deposit in trust with the Trustee money and/or U.S. Government Obligations (as defined below) that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the outstanding notes. We may only establish such trust if, among other things:

    - no Event of Default (or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default) shall have occurred or be continuing;

    - we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940, as amended;

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
    - in the case of (A) legal defeasance, we have delivered to the Trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that Holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, or (B) covenant defeasance, we have delivered to the Trustee an opinion of counsel to the effect that the Holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

    - we satisfy certain other customary conditions precedent.

    "U.S. Government Obligations" means securities that are (X) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (Y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as a custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depositary receipt.

REGARDING THE TRUSTEE

    The Bank of New York is the Trustee under the Indenture.

GOVERNING LAW

    The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of the principal United States federal income tax considerations relevant to the initial purchasers of the notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect.

    This discussion does not deal with all aspects of United States federal income taxation that may be important to holders of the notes or shares of common stock received upon conversion thereof, and it does not include any description of the tax laws of any state, local or foreign government. This discussion does not address the tax consequences to subsequent beneficial owners of the notes, and is limited to beneficial owners who hold the notes and the shares of common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not purport to address all of the United States federal income tax consequences that may be relevant to particular purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a note or a share of common stock) that may be subject to special rules.

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
    For the purpose of this discussion, a "United States Holder" refers to a beneficial owner of notes or common stock who or which is:

    - a citizen or resident of the United States for United States federal income tax purposes;

    - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

    - an estate the income of which is subject to United States Federal income taxation regardless of its source;

    - a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States fiduciaries have authority to control all substantial decisions of the trust; or

    - otherwise subject to United States Federal income tax on a net income basis in respect of its worldwide taxable income.

    The term "Non-United States Holder" refers to any beneficial owner of a note or common stock who or which is not a United States Holder.

    PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

CERTAIN FEDERAL TAX CONSIDERATIONS APPLICABLE TO UNITED STATES HOLDERS

    INTEREST ON NOTES. Interest paid on the notes will be taxable to a United States Holder as ordinary interest income in accordance with such holder's method of tax accounting. We expect that the notes will not be issued with original issue discount ("OID") within the meaning of the Code.

    CONSTRUCTIVE DIVIDEND. Certain corporate transactions, such as distributions of assets to holders of common stock, may cause a deemed distribution to the holders of the notes if the conversion price or conversion ratio of the notes is adjusted to reflect such corporate transaction. Such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "Dividends on Shares of Common Stock."

    CONVERSION OF NOTES. A United States Holder of notes generally will not recognize gain or loss on the conversion of the notes solely into shares of common stock (other than cash received in lieu of fractional shares). The United States Holder's tax basis in the shares of common stock received upon conversion of the notes will be equal to the holder's aggregate tax basis in the notes exchanged therefor (less any portion allocable to cash received in lieu of a fractional share). The holding period of the shares of common stock received by the holder upon a conversion of the notes generally will include the period during which the holder held the notes prior to the conversion. In addition, amounts attributable to accrued interest will be taxed to the holder as ordinary income. The holder's tax basis in the notes will be increased by such amount.

    Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares exchanged therefor.

    DIVIDENDS ON SHARES OF COMMON STOCK. We have never paid any dividends and do not anticipate paying dividends for the foreseeable future. In the event, however, that we make distributions on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid to holders that are United States corporations may qualify for the dividends-received deduction.

    To the extent, if any, that a United States Holder receives a distribution on its shares of common stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder's basis in its shares of common stock. Any such distribution in excess of the holder's basis in its shares of common stock will be treated as capital gain.

    SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK. In general, a United States Holder of notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of the notes measured by the difference between:

    - the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and

    - the United States Holder's tax basis in the notes.

    A United States Holder's tax basis in the notes generally will equal the cost of the notes to the holder. In general, each United States Holder of common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the notes. Special rules may apply to redemptions of the common stock which may result in the amount paid being treated as a dividend. Gain or loss on the disposition of the notes or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the notes or the common stock that was disposed of exceeded one year. Net capital gain (i.e., any excess of net long-term capital gains over net short-term capital losses) realized by individual taxpayers is taxable at a maximum rate of 20%.

CERTAIN FEDERAL TAX CONSIDERATIONS APPLICABLE TO NON-UNITED STATES HOLDERS

    INTEREST ON NOTES. Generally, interest paid on the notes to a Non-United States Holder will not be subject to United States federal income tax if:

    - such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder;

    - the Non-United States Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code (for this purpose, the holder of the notes is deemed to own constructively the common stock into which the notes could be converted); and

    - the beneficial owner, under penalty of perjury, certifies that the owner is not a United States person and provides the owner's name and address.

    If certain requirements are satisfied, the certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, the certification described in the last clause above also may be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the Internal Revenue Service and certain other conditions are met. A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Corporate Non-United States Holders that receive interest income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional "branch profits" tax on such income. Non-United States Holders should consult applicable income tax treaties, which may provide different rules.

    CONVERSION OF NOTES. A Non-United States Holder generally will not be subject to United States federal income tax on the conversion of a note into shares of common stock. To the extent a Non-United States Holder receives shares of common stock attributable to accrued interest, such amounts will be taxed as described above under "Certain Federal Tax Considerations Applicable to Non-United States Holders--Interest on Notes." To the extent a Non-United States Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock.

    DIVIDENDS ON SHARES OF COMMON STOCK. Generally, any distribution on shares of common stock to a Non-United States Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally. Corporate Non-United States Holders that receive dividend income that is effectively connected with the conduct of a trade or business within the United States also may be subject to an additional "branch profits" tax on such income. Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder (and in the case of Non-United States Holders that are treated as partnerships or other fiscally transparent entities, partners, shareholders or other beneficiaries of such Non-United States Holders) may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

    SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK. A Non-United States Holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the notes or shares of common stock unless:

    - the gain is (or is treated as) effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder; or

    - in the case of a Non-United States Holder who is a nonresident alien individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other circumstances are present; or

    - we are a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period. We do not believe that we currently are a "United States real property holding corporation" or that we will become one in the future.

    FEDERAL ESTATE TAXES. A note beneficially owned by an individual who is a Non-United States Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such individual's death, provided that:

    - such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

    - interest payments with respect to such note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

    Common stock owned or treated as owned by an individual who is a Non-United States Holder at the time of his or her death will be included in such individual's estate for United States federal estate tax purposes and thus will be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    UNITED STATES HOLDERS. Information reporting and backup withholding may apply to payments of interest or dividends on, or the proceeds of the sale or other disposition of, the notes or shares of common stock made by us with respect to certain non-corporate United States Holders. Such United States Holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the United States Holder's federal income tax, upon furnishing the required information to the Internal Revenue Service.

    NON-UNITED STATES HOLDERS. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to the payment of principal, interest and premium (if any) to Non-United States Holders if the payee fails to certify that the holder is a Non-United States person or if we or our paying agent have actual knowledge that the payee is a United States person.

    The payment of the proceeds on the disposition of notes or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-United States Holder of notes or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a United States trade or business, information reporting will apply unless such broker has documentary evidence of the owner's foreign status and has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds from such disposition if the broker has actual knowledge that the payee is a United States Holder.

    Recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, alter the foregoing rules in certain respects. Among other things, such regulations provide presumptions under which a Non-United States Holder is subject to information reporting and backup withholding at the rate of 31% unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certificate will need to be provided:

    - directly by the Non-United States Holder;

    - in the case of a Non-United States Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity; or

    - certain qualified financial institutions or other qualified entities on behalf of the Non-United States Holder.

                            SELLING SECURITY HOLDERS

    The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

    The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                             PRINCIPAL AMOUNT    COMMON STOCK                    COMMON STOCK
                                                 OF NOTES        ISSUABLE UPON                    OWNED AFTER
                                            BENEFICIALLY OWNED   CONVERSION OF      COMMON       COMPLETION OF
NAME                                           AND OFFERED         THE NOTES     STOCK OFFERED   THE OFFERING
----                                        ------------------   -------------   -------------   -------------
AAM/Zazove Institutional Investment
  Fund....................................      $1,500,000           12,196          12,196             --
AIG National Union Fire Insurance.........         725,000            5,894           5,894             --
Alexandra Global Investment Fund Ltd......       1,000,000            8,130           8,130             --
American Century Heritage Fund............       2,000,000           16,260          16,260
Angelo, Gordon & Co., L.P.................         100,000              813             813             --
Argent Classic Convertible Arbitrage Fund
  (Bermuda) L.P...........................       4,000,000           35,520          35,520             --
Argent Classic Convertible Arbitrage
  Fund L.P................................       1,000,000            8,130           8,130             --
Associated Electric & Gas Insurance
  Services Limited........................         400,000            3,252           3,252             --
BBT Fund, L.P.............................      15,000,000          121,951         121,951             --
BNP Arbitrage SNC.........................       5,250,000           42,683          42,683          8,700
Boulder II Limited........................       2,200,000           17,886          17,886             --
Boulder Capital Inc.......................         400,000            3,252           3,252             --
California Public Employees' Retirement
  System..................................       4,000,000           35,520          35,520             --
Chrysler Corporation Master Retirement
  Trust...................................       2,415,000           19,634          19,634             --
The Class IC Company, Ltd.................       1,000,000            8,130           8,130             --
Delaware PERS.............................       1,525,000           12,398          12,398             --
Employee Benefit Convertible Securities
  Fund....................................         300,000            2,439           2,439             --
Fiduciary Trust Company International.....         500,000            4,065           4,065             --
GLG Global Convertible Fund...............       1,720,000           13,983          13,983
GLG Global Convertible Units Fund.........         280,000            2,276           2,276
GLG Market Neutral Fund...................       3,100,000           25,203          25,203
Global Bermuda Limited Partnership........       1,000,000            8,130           8,130          6,475
Highbridge Capital Corporation............       7,000,000           56,910          56,910             --
ICI American Holdings Trust...............         630,000            5,235           5,235             --
Island Holdings...........................          10,000               81              81             --
Lakeshore International, Ltd..............       2,000,000           16,260          16,260         13,025
Lipper Convertibles, L.P..................       6,500,000           52,845          52,845             --
Lipper Convertibles Series II, L.P........       1,000,000            8,130           8,130             --
Lipper Offshore Convertibles, L.P.........       2,500,000           20,325          20,325             --

                                             PRINCIPAL AMOUNT    COMMON STOCK                    COMMON STOCK
                                                 OF NOTES        ISSUABLE UPON                    OWNED AFTER
                                            BENEFICIALLY OWNED   CONVERSION OF      COMMON       COMPLETION OF
NAME                                           AND OFFERED         THE NOTES     STOCK OFFERED   THE OFFERING
----                                        ------------------   -------------   -------------   -------------
Michael Angelo, L.P.......................       1,100,000            8,943           8,943             --
Motion Picture Industry Health
  Plan--Active Member Fund................         280,000            2,276           2,276             --
Motion Picture Industry Health
  Plan--Retiree Member Fund...............         145,000            1,178           1,178             --
Nalco Chemical Retirement.................         325,000            2,439           2,439             --
Nations Capital Income Fund...............       4,000,000           32,520          32,520             --
OCM Convertible Trust.....................       1,300,000           10,569          10,569             --
Onex Industrial Partners Ltd..............         400,000            3,252           3,252             --
Pacific Innovations Trust Capital Income
  Fund....................................         300,000            2,439           2,439             --
Pacific Life Insurance Company............       1,000,000            8,130           8,130
Partner Reinsurance Company Ltd...........         495,000            4,024           4,024             --
Ramius, L.P...............................       1,400,000           11,382          11,382             --
Ramius Securities, LLC....................         350,000            2,845           2,845             --
Raphael, L.P..............................         350,000            2,845           2,845             --
RCG Baldwin, L.P..........................         700,000            5,691           5,691             --
RCG Multi-Strategy Account, L.P...........       1,750,000           14,227          14,227             --
Robertson Stephens........................       5,000,000           40,650          40,650             --
San Diego County Employees Retirement
  Assoc...................................       2,000,000           16,260          16,260             --
SG Cowen Securities Corporation...........       2,000,000           16,260          16,260             --
Starvest Combined Portfolio...............         250,000            2,032           2,032             --
State Employees' Retirement Fund of the
  State of Delaware.......................       1,275,000           10,365          10,365             --
State of Connecticut Combined Investment
  Funds...................................       2,940,000           23,902          23,902             --
State of Oregon Equity....................       7,230,000           58,780          58,780             --
The TCW Group, Inc........................      14,395,000          117,032         117,032             --
Triarc Companies Inc......................         350,000            2,845           2,845             --
Tribeca Investments LLC...................      10,000,000           81,301          81,301             --
Value Line Convertible Fund, Inc..........       1,000,000            8,130           8,130             --
Vanguard Convertible Securities
  Fund, Inc...............................       1,650,000           13,414          13,414             --
Zazove Income Fund, L.P...................       2,000,000           16,260          16,260             --
Zeneca Holdings Trust.....................         625,000            5,081           5,081             --
Other Holders.............................      16,335,000          132,805         132,805             --

    None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except that Robertson Stephens was an initial purchaser in connection with the offer and sale of the notes in September 1999. The selling holders purchased all of the notes from us in private transactions on or after September 22, 1999. All of the notes were "restricted securities" under the Securities Act prior to this registration.

    Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

    The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

    The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

    - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

    - in the over-the-counter market;

    - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

    - through the writing of options, whether the options are listed on an options exchange or otherwise; or

    - through the settlement of short sales.

    In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

    The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

    Our outstanding common stock is listed for quotation on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

    In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

    The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

    In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

    To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

    We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                           VALIDITY OF THE SECURITIES

    The validity of the notes offered hereby and of the shares of common stock issuable upon conversion thereof will be passed upon for Affymetrix by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited Affymetrix' financial statements and schedule included in its Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this document. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee and the filing fee.

Registration fee............................................  $ 39,600
Legal fees and expenses.....................................   208,367
Accounting fees and expenses................................    22,500
Nasdaq National Market filing fee...........................    17,500
Miscellaneous...............................................   212,033
                                                              --------
  TOTAL.....................................................   500,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Affymetrix' charter includes a provision that eliminates the personal liability of a director to Affymetrix or its stockholders for monetary damages arising out of the director's breach of his or her fiduciary duty. The charter provides, however, that unless otherwise permitted by applicable law, a director remains potentially liable for monetary damages for:

    - breach of the director's duty of loyalty to Affymetrix or its stockholders;

    - acts or omissions not in good faith or which involve misconduct or a knowing violation of law;

    - an improper payment of a dividend or an improper redemption or repurchase of Affymetrix' stock (as provided in Section 174 of the Delaware General Corporation Law); or

    - any transaction from which a director derives an improper personal benefit.

Any repeal or modification of this provision will not affect any right or protection of a director that exists at the time of such repeal or modification.

    Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

    Article VIII of the bylaws of Affymetrix provides in terms similar to those of Section 145 of the Delaware General Corporation Law that Affymetrix has the power and is required to indemnify its directors and officers in accordance with Delaware Law.

    The right to indemnification includes the right to be paid by Affymetrix the expenses (including attorneys' fees) incurred in defending any suits brought in advance of their final disposition; provided, however, that if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by the indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to Affymetrix of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal. The rights to indemnification and to the advancement of expenses covered in Sections 1 and 2 of Article VII of Affymetrix' bylaws are contract rights and these rights continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

    If a claim covered by Affymetrix' bylaws (Article VIII, Sections 1 and 2) is not paid in full by Affymetrix within 60 days after a written claim has been received by Affymetrix, except in the case of advancement of expenses pursuant to the terms of an undertaking, in which case the applicable period is 20 days, an indemnitee will be entitled to be paid also the expense of prosecuting or defending the suit. The failure of the indemnitee to meet any applicable standard for indemnification set forth in the Delaware General Corporation Law:

    - is a defense in any suit brought by the indemnitee to enforce a right to indemnification (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses), and

    - entitles Affymetrix to recover an advancement of expenses pursuant to the terms of an undertaking upon a final adjudication in any suit brought by Affymetrix to recover an advancement of expenses pursuant to the terms of an undertaking.

Neither the failure of Affymetrix, including its board of directors, independent legal counsel, or its stockholders, to have made a determination prior to the commencement of the suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by Affymetrix, including its board of directors, independent legal counsel, or its stockholders, that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, is a defense to the suit. In any suit brought by an indemnitee to enforce a right to indemnification or to an advancement of expenses, or brought by Affymetrix to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to an advancement of expenses under Article VIII of the bylaws or otherwise will be on Affymetrix.

    The rights to indemnification and to the advancement of expenses conferred in Affymetrix' bylaws are not exclusive of any other right which any person may have or acquire under Affymetrix' charter, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

    Affymetrix may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Affymetrix or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Affymetrix would have the power to indemnify that person against the expense, liability, or loss under the Delaware General Corporation Law.

    Affymetrix may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of Affymetrix to the fullest extent of the provisions allowed by its bylaws with respect to the indemnification and advancement of expenses of directors and officers of Affymetrix.

ITEM 16. EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION OF THE DOCUMENT
---------------------   ---------------------------
         3.1            Amended and Restated Certificate of Incorporation of
                        Affymetrix, Inc.(1)

         3.2            Bylaws of Affymetrix, Inc.(1)

         4.1            Reference is made to Exhibits 3.1 and 3.2

         4.2            Specimen Stock Certificate(2)

         4.3            Registration Rights Agreement, dated as of September 22,
                        1999, between Affymetrix and certain purchasers listed on the signature page thereto.

         4.4            Indenture, dated as of September 22, 1999, between
                        Affymetrix and The Bank of New York, as Trustee.

         5.1            Opinion of Sullivan & Cromwell.

        23.1            Consent of Ernst & Young LLP, independent auditors.

        23.2            Consent of Sullivan & Cromwell (included in Exhibit 5.1).

        24.1            Power of Attorney (included on the signature page hereto).

        25.1            Form T-1 Statement of Eligibility and Qualification of
                        Trustee.

------------------------

(1) Incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed on April 29, 1998.

(2) Incorporated by reference to Exhibit 4.1 to our Registration Statement (No. 333-3648) on Form S-1 filed on June 3, 1996.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of The Securities Act of 1933.

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Santa Clara, State of California on December 10, 1999.

                                                       By:               /s/ VERN NORVIEL
                                                            -----------------------------------------
                                                                           Vern Norviel
                                                            Senior Vice President, General Counsel and
                                                                       Corporate Secretary

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Fodor, Edward Hurwitz, and Vern Norviel and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Securities and Exchange Commission Rule 462, which relates to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                   TITLE                      DATE
                   ---------                                   -----                      ----
         /s/ STEPHEN P.A. FODOR, PH.D.
     --------------------------------------       Chief Executive Officer and      December 10, 1999
           Stephen P.A. Fodor, Ph.D.                Chairman of the Board

                                                  Vice President and Chief
             /s/ EDWARD M. HURWITZ                  Financial Officer (Principal
     --------------------------------------         Financial and Accounting       December 10, 1999
               Edward M. Hurwitz                    Officer)

           /s/ JOHN D. DIEKMAN, PH.D.
     --------------------------------------       Vice Chairman of the Board       December 10, 1999
             John D. Diekman, Ph.D.

              /s/ PAUL BERG, PH.D.
     --------------------------------------       Director                         December 10, 1999
                Paul Berg, Ph.D.

     --------------------------------------       Director
                 Adrian Hennah

                   SIGNATURE                                   TITLE                      DATE
                   ---------                                   -----                      ----
           /s/ VERNON R. LOUCKS, JR.
     --------------------------------------       Director                         December 10, 1999
             Vernon R. Loucks, Jr.

            /s/ BARRY C. ROSS, PH.D.
     --------------------------------------       Director                         December 10, 1999
              Barry C. Ross, Ph.D.

              /s/ DAVID B. SINGER
     --------------------------------------       Director                         December 10, 1999
                David B. Singer

             /s/ LUBERT STRYER, M.D
     --------------------------------------       Director                         December 10, 1999
              Lubert Stryer, M.D.

               /s/ JOHN A. YOUNG
     --------------------------------------       Director                         December 10, 1999
                 John A. Young

                                 EXHIBITS INDEX

       EXHIBIT
       NUMBER           DESCRIPTION OF THE DOCUMENT
---------------------   ---------------------------
         3.1            Amended and Restated Certificate of Incorporation of
                        Affymetrix, Inc.(1)

         3.2            Bylaws of Affymetrix, Inc.(1)

         4.1            Reference is made to Exhibits 3.1 and 3.2.

         4.2            Specimen Stock Certificate(2)

         4.3            Registration Rights Agreement, dated as of September 22,
                        1999, between Affymetrix and certain purchasers listed on the signature page thereto.

         4.4            Indenture, dated as of September 22, 1999, between
                        Affymetrix and The Bank of New York, as Trustee.

         5.1            Opinion of Sullivan & Cromwell.

        23.1            Consent of Ernst & Young LLP, independent auditors.

        23.2            Consent of Sullivan & Cromwell (included in Exhibit 5.1).

        24.1            Power of Attorney (included in the signature page).

        25.1            Form T-1 Statement of Eligibility and Qualification of
                        Trustee.

------------------------

(1) Incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed on April 29, 1998.

(2) Incorporated by reference to Exhibit 4.1 to our Registration Statement (No. 333-3648) on Form S-1 filed on June 3, 1996.